

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 31, 2017

Dieter R. Sauer, Jr.
President and Chief Executive Officer
Sauer Energy, Inc.
1620 Emerson Ave.
Oxnard, CA 93033

> **Re: Sauer Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 17, 2017**
> **File No. 333-218054**

Dear Mr. Sauer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Langford at (202) 551-3193 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Frank J. Hariton, Esq.